EXHIBIT 12

R.R. Donnelley & Sons Company

Ratio of Earnings to Fixed Charges

Period Ending 31-Mar-00
(in thousands except ratios)
Earnings available for fixed charges:
Earnings from continuing operations before income taxes	$ 75,937
Less: Equity earnings of minority-owned companies	(1,440)
Add: Dividends received from investees under the equity method	30
Add: Minority interest expense in majority-owned subsidiaries	57
Add: Fixed charges before capitalized interest	26,543
Add: Amortization of capitalized interest	2,022

Total earnings available for fixed charges	$103,149

Fixed charges:
Interest expense	$ 22,141
Interest portion of rental expense	4,240
Amortization of discount and capitalized expenses related to indebtedness	162

Total fixed charges before capitalized interest	26,543
Capitalized interest	1,500

Total fixed charges	$ 28,043

Ratio of earnings to fixed charges	3.68